So 4/5/04

SECURIT 04017741 MISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-31632

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Birchtree Financial Services

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
801 Nicollet Avenue, Suite 1100 West Tower
(No. and Street)

Minneapolis, MN 55402
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel Marcotte 612-376-9589
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
KPMG
(Name — *if individual, state last, first, middle name*)

100 Walnut, Suite 1600, Kansas City, MO 64106
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 13 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Daniel Marcotte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Birchtree Financial Services, as of December 31, 19 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

MARGARET A. ANDERSON
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2005

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 1600
1000 Walnut
P.O. Box 13127
Kansas City, MO 64106

Independent Auditors' Report

The Board of Directors and Stockholder
Birchtree Financial Services, Inc.:

We have audited the accompanying balance sheet of Birchtree Financial Services, Inc. (the Company) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

Kansas City, Missouri
March 1, 2004

BIRCHTREE FINANCIAL SERVICES, INC.

Balance Sheet

December 31, 2003

Assets		
Cash and cash equivalents	$	8,020,227
Deposit with and receivable from clearing broker		73,414
Commissions receivable		69
Insurance alliance receivable		2,362
Receivable (other)		47,962
Due from Parent		30,489
Goodwill		2,710,170
Prepaid expenses and other assets		122,617
Total assets	$	11,007,310
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	109,902
Note payable (note 4)		550,000
Total liabilities		659,902
Commitments and contingencies (note 7)		
Stockholder's equity:		
Common stock, Series A, $1 par value. Authorized 100,000 shares; issued and outstanding 1,000 shares		1,000
Additional paid-in capital		2,858,251
Retained earnings		7,488,157
Total stockholder's equity		10,347,408
Total liabilities and stockholder's equity	$	11,007,310

See accompanying notes to financial statements.

BIRCHTREE FINANCIAL SERVICES, INC.

Statement of Operations

Year ended December 31, 2003

Revenues:		
Insurance alliance	$	507,872
Commissions		232,396
Other income		26,115
Total revenues		766,383
Expenses:		
Professional fees		217,091
Clearing fees		10,552
Arbitration costs (note 5b)		141,950
General and administrative (note 5b)		347,229
Total expenses		716,822
Income before income taxes		49,561
Income tax expense (note 6)		19,279
Net income	$	30,282

See accompanying notes to financial statements.

BIRCHTREE FINANCIAL SERVICES, INC.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2003

		Class A common stock	Additional paid-in capital	Retained earnings	Total
Balances at January 1, 2003	$	1,000	8,634,325	7,457,875	16,093,200
Distribution to Parent company		—	(6,000,000)	—	(6,000,000)
Capital contributions by Parent and affiliate		—	223,926	—	223,926
Net income		—	—	30,282	30,282
Balances at December 31, 2003	$	1,000	2,858,251	7,488,157	10,347,408

See accompanying notes to financial statements.

BIRCHTREE FINANCIAL SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2003

Cash flows from operating activities:		
Net income	$	30,282
Adjustment to reconcile net income to net cash provided by operating activities:		
Reduction in deferred taxes		53,959
Changes in:		
Deposits with and receivable from clearing broker		794
Commissions receivable		824
Insurance alliance receivable		397,638
Receivables (other)		(47,962)
Advances from Parent, net		116,519
Prepaid expenses and other assets		177,072
Deferred insurance alliance revenues		(138,712)
Commissions payable		(350)
Accounts payable and accrued expenses		34,831
Net cash provided by operating activities		624,895
Cash flows from financing activities:		
Capital contribution by Parent and affiliate		223,926
Distribution to parent company		(6,000,000)
Net cash used in financing activities		(5,776,074)
Net decrease in cash		(5,151,179)
Cash and cash equivalents at beginning of the year		13,171,406
Cash and cash equivalents at end of the year	$	8,020,227
Supplemental cash flow information:		
Cash received for income taxes	$	193,970

See accompanying notes to financial statements.

(1) Organization and Nature of Business

Birchtree Financial Services, Inc. (the Company) is a wholly owned subsidiary of RSM McGladrey, Inc. (the Parent or RSM). The Parent is an indirect wholly owned subsidiary of H&R Block, Inc. (Block). The Parent owns all outstanding Series A common shares of the Company. The Company also has a sister company, RSM McGladrey Business Solutions, Inc. doing business under the marketing name of RSM McGladrey Retirement Resources.

The Company is a registered broker-dealer and a licensed insurance agency. Located in Bloomington, Minnesota, the Company participates in an insurance alliance through which the Company and its Parent refer their tax, consulting, and financial advisory clients (through the Company's registered representatives) to independent insurance companies and independent, licensed insurance agents for certain life insurance products. (See note 4.) RSM McGladrey Retirement Resources is comprised of RSM McGladrey Business Solutions, Inc.; RSM McGladrey, Inc.; and Birchtree Financial Services, Inc. In certain product offerings, plan clients will receive participant accounting, administrative, and consulting services from RSM McGladrey Business Solutions, Inc.; investment advisory services from RSM McGladrey, Inc. (a registered investment advisor); or broker of record services, insurance products, and certain investments through Birchtree Financial Services, Inc. When serving as broker of record, the Company and the client plan sponsor will enter into a brokerage services agreement specifying the Company's role at the request of the client plan sponsor. Through its registered representatives, the Company will provide information pertaining to available investments, respond to general investment questions plan sponsors may have in executing their fiduciary responsibilities, and respond to general questions from plan participants at enrollment or educational meetings. In exchange for these services, the Company will receive asset-based compensation on plan assets invested in securities products.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company defines cash equivalents as demand deposits, money market funds, and any highly liquid debt instruments purchased with an original maturity of three months or less.

(c) Goodwill

The Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* as of January 1, 2002. Goodwill is no longer being amortized, but is subject to annual impairment testing.

While the Company's insurance alliance contracts do not stipulate mandatory future payments, the Company believes the insurance alliance will continue to provide substantial revenue in the future.

(Continued)

The Company monitors any resultant changes in the business and their impact on goodwill. No impairment was recorded as a result of the current year impairment testing.

(d) ***Revenue Recognition***

Commission revenues and expenses are recorded on a trade-date basis as securities transactions occur. Insurance alliance revenues consist of payments based on projected measurements, a portion of which is received up front. Up-front payments are deferred and amortized over the initial contract terms. The balance of the payments is performance based and is recognized as earned based on the achievement of premium milestones by the insurance carriers in the insurance alliance. (See note 4.)

(e) ***Income Taxes***

The Company is included with Block in filing a consolidated Federal and state income tax returns. Currently payable and recoverable income taxes are calculated on the basis of the tax allocation method adopted by Block in its consolidated income tax returns, which method charges income taxes payable and allocates recoverable income taxes to members of the consolidated group on the basis of each company's separate taxable income or loss. The Company records its currently payable or recoverable income taxes to the due to/from Parent account. Deferred income tax assets and liabilities are provided based on enacted tax rates for the difference between the income tax and financial reporting bases of assets and liabilities.

(f) ***Concentrations of Credit Risk***

The Company maintains its cash accounts with two financial institutions. Each cash balance is insured by the FDIC up to $100,000. The Company had cash on deposit at December 31, 2003 that exceeded the balance insured by the FDIC in the amount of $7,920,227.

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $7,432,262, which was $7,388,269 in excess of its required net capital of $43,993.

The aggregate indebtedness to net capital ratio was .09 to 1.

(4) Insurance Alliance

In October 2000, the Company and its Parent entered into contracts with three unrelated insurance companies to refer their financial advisory clients (through the Company's registered representatives and licensed agents) to these companies and independent, licensed insurance agents for certain life insurance products. Both the Company and its Parent have specified obligations under the contracts, the breach of which by either party would allow for termination of the contracts. The Company has no reason to believe that the Parent will not fulfill its obligations under the contracts.

In 2002, one of the insurance companies gave notice of its intention to withdraw from the alliance and the Company amended its agreement with this insurance carrier. Under the terms of the amended agreement, upon the addition of another carrier to replace the withdrawing carrier, the Company was required to pay

the withdrawing carrier $2.0 million less estimated recoveries and renewals on business previously placed with the carrier. Additionally, the Company executed a note due to the withdrawing carrier for $550,000, due March 2004, bearing interest at 6.5% payable upon maturity. In March 2002, the Company entered into a contract with a fourth unrelated insurance company to replace the withdrawing carrier. The contract is of similar substance and form to the initial contract. The Parent incurred direct and incremental costs associated with initiating these contracts. These costs were transferred to the Company and are recorded in prepaid expenses and other assets on the balance sheet. The costs are being amortized over the entire life of the contract.

(5) Related Party Transactions

(a) Due from Parent

The Company's noninterest-bearing receivable from its Parent primarily relates to funds advanced from its Parent and taxes payable.

(b) Expense Sharing Agreement

Effective May 1, 2003, the Company and the Parent entered into an agreement whereby the Parent has paid for operating expenses incurred by the Company, except for expenses related to the insurance alliance, including, but not limited to, occupancy, legal, office supplies, and technology services. The agreement was substantially the same as the expense-sharing arrangement in place through April 30, 2003. The Company's general and administrative duties are also performed by employees of the Parent, as the Company does not have any employees dedicated solely to its activities and the Company shares office space with the Parent. The Parent has recognized expenses related to the general accounting, human resources, and legal services performed on behalf of the Company. The expense-sharing agreement calls for a reimbursement of expenses as a percentage of net revenue. The net expense for 2003 was $89,096 and was recognized in general and administrative expense on the statement of operations through November 30, 2003.

Effective December 1, 2003, the Company entered into a new expense-sharing arrangement with its Parent in order to present Company expenses in compliance with the newly applicable NASD interpretations under Notice to Members 03-63. Under the terms of the new agreement, the Company will recognize all direct Company expenses. General and administrative expenses, such as salary, occupancy, office supplies, and technology services, are recorded and paid by the Parent and are allocated to the Company based on a percentage of employees' time related to Company activities. The Company recognizes these costs paid by the Parent as an expense in the statement of operations, and a corresponding increase in paid-in-capital as the Company is not required to reimburse the Parent for such costs. Costs of $81,976 were recorded under the new expense-sharing arrangement in December 2003.

The Company periodically is involved in matters with former clients that are resolved through arbitration and negotiated settlements. Arbitration and settlement payments, as well as the related legal costs pursuant to such matters, are made by an affiliate. The Company recognizes such costs when awards are rendered or payments are made on its behalf as an expense and a corresponding increase in paid-in-capital as the Company is not required to reimburse the affiliate for such payments. In 2003, the Company recognized arbitration costs and related additional paid-in-capital of $141,950 for such costs paid on its behalf. At December 31, 2003, additional claims by former clients subject to arbitration and litigation with alleged damages of approximately $490,000 remain unresolved.

(6) Income Taxes

The components of income tax expense for the year ended December 31, 2003 comprise the following:

Federal	$	16,305
State, local		2,974
		19,279

The following table reconciles the U.S. Federal income tax rate to the Company's effective tax rate for the year ended December 31, 2003:

Statutory rate	35.0	%
Increases in income taxes resulting from:		
State income taxes net of Federal income tax benefit	3.9	
Effective rate	38.9	%

(7) Commitments and Contingencies

The Company is a party to legal actions arising in the normal course of business. In the opinion of management based, in part, on discussions with outside legal counsel, resolution of such matters will not have a material adverse effect on the financial statements of the Company.

(8) Capital Structure

The various rights and privileges of the Company's stock issues are as follows:

- Series A common shares are the only voting class of stock with the holders entitled to the net assets of the Company upon liquidation after the Series B common and preferred shares are redeemed.
- Series B common shares are nonvoting, subject to redemption and second preference on liquidation at par, and the holders are not entitled to dividends. As of and for the year ended December 31, 2003, there were no Series B common shares outstanding.
- Preferred shares are nonvoting, subject to redemption, and first preference on liquidation at par. As of and for the year ended December 31, 2003, there were no preferred shares outstanding.

BIRCHTREE FINANCIAL SERVICES, INC.

Supplementary Information

December 31, 2003

1. Computation of net capital under Rule 15c3-1

Total stockholder's equity	$	10,347,408
Nonallowable assets		(2,913,669)
Haircuts on money market funds		(1,477)
Net capital		7,432,262
Minimum net capital required, the greater of $5,000 or 6.67% of aggregate indebtedness		43,993
Excess net capital	$	7,388,269
Aggregate indebtedness	$	659,902
Ratio of aggregate indebtedness to net capital		.09 to 1

Note: Net capital as computed above does not differ materially from that reported by the Company in Part IIA of the unaudited FOCUS Report on Form X-17a-5, as amended March 1, 2004, at December 31, 2003.

2. Computation for determination of reserve requirements under Rule 15c3-3.
   The Company operates under the exemptive provisions of paragraph (k)(2)(B) of SEC Rule 15c3-3.

3. Information relating to the possession or control requirements under Rule 15c3-3.
   The Company has complied with the exemptive requirements of Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2003.

See accompanying independent auditors' report.

KPMG

KPMG LLP
Suite 1600
1000 Walnut
P.O. Box 13127
Kansas City, MO 64106

Independent Auditors' Report

The Board of Directors and Stockholder
Birchtree Financial Services, Inc.:

In planning and performing our audit of the financial statements of Birchtree Financial Services, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Kansas City, Missouri
March 1, 2004